SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 12, 2009

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Inmarsat plc Reports Full Year Results 2008

London, UK: 12 March 2009. Inmarsat plc (LSE: ISAT), the leading provider of global mobile satellite communications services, today reported consolidated financial results for the year ended 31 December 2008.

These consolidated results for Inmarsat plc include the financial results of CIP UK Holdings Limited and its subsidiaries, including Stratos Global Corporation (“CIP”) for the year ended 31 December 2008. Please note that where we refer to “Inmarsat Core” we include only the results of Inmarsat plc and subsidiaries and exclude CIP.

Inmarsat plc - Full Year 2008 Highlights

•	Total revenue $996.7 million (2007: $576.5 million)

•	Inmarsat Core revenue up 13.9% to $634.7 million (2007: $557.2 million)

•	EBITDA $531.2 million (2007: $388.1 million)

•	Inmarsat Core EBITDA up 12.5% to $431.6 million (2007: $383.5 million)

•	Profit before tax $193.8 million (2007: $124.7 million)

•	Launch of third Inmarsat-4 satellite completes global broadband coverage

•	Final dividend increased by 5.0% to 18.20 cents (US$) per share

Inmarsat Holdings Limited - Q4 2008 Highlights

•	Q4 revenue up 20.4% to $160.6 million (2007: $133.4 million)

•	Q4 EBITDA up 18.7% to $101.4 million (2007: $85.4 million)

•	Q4 BGAN revenue up 78% to $20.1 million

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “In 2008 we saw sustained growth across all our market sectors and have delivered results well ahead of market expectations. The successful launch of our third Inmarsat-4 satellite completes global coverage for our broadband services and places us in a strong position to continue our growth while at the same time our capital needs will reduce substantially. Despite global economic uncertainty, Inmarsat Core trading results since the start of the year have been positive and we remain cautiously optimistic that we can deliver solid revenue growth in 2009.”

Inmarsat Core - Mobile Satellite Services

Increased demand for both our voice and data services contributed to growth in maritime sector revenue of 7.2% year over year. Growth in our base of active maritime terminals was up 5.8% for the year, including growth of 36.7% in our base of active Fleet and FleetBroadband terminals. Maritime industry reaction to our FleetBroadband service continues to be very positive and in September FleetBroadband was chosen by A.P. Möller Maersk, one of the world’s largest shipping companies, for a large retrofit programme. During the fourth quarter we continued to see steady activations of our Fleet terminals and an acceleration in the activation of FleetBroadband terminals. Average usage levels on our Inmarsat B and Fleet terminals, which are predominately used by the shipping industry, remained strong through the fourth quarter.

In our land mobile sector we recorded revenue growth of 12.7% for the year. This performance was driven by continued growth of our BGAN service, which continues to attract new users to our network and drive higher usage levels across our user base. Our base of active land mobile terminals was up 2.3% for the year, while the number of active BGAN terminals was up 75%, ending the year at 27,635. Adjusting for approximately 1,200 BGAN terminals that were temporarily used in Brazil during municipal elections, net additions of BGAN terminals remained at a healthy level in the fourth quarter.

Growth in our aeronautical sector was 45.4% and was the result of sustained demand and high levels of usage for our Swift 64 service, which continues to primarily serve government aircraft and business jets. Overall active aeronautical terminals were up 13.5% year over year. Fourth quarter additions to our base of active Swift 64 and SwiftBroadband terminals remained strong and were ahead of additions in the third quarter. A number of SwiftBroadband terminals have now been deployed by airlines to offer in-flight connectivity services to passengers. Most recently, on 19 February 2009, Ryanair launched in-flight mobile phone services on 20 of its aircraft. We believe in-flight passenger connectivity is a promising future market opportunity.

Following a very successful year for signing new leases and for existing contract renewals, revenue from our leasing business grew 20.4% year over year.

Liquidity

We believe our liquidity position is strong and that we are well positioned relative to current market conditions. At 31 December 2008, the Inmarsat plc group (including CIP) had net borrowings of $1,443.8 million, including cash and cash equivalents of $156.4 million. Inmarsat Core had net borrowings of $1,244.7 million, including cash of $51.4 million. Inmarsat Core also had a revolving credit facility with an amount available but undrawn at the end of the year of $160 million.

Outlook for Inmarsat Core

The positive trends in all our business sectors have been maintained in the early trading results for 2009. In particular, we have not yet seen a material impact on the overall performance of our maritime sector as a result of global economic slowdown. In addition, as we have a significant proportion of our revenue from government customers and as commercial customers tend to have a high degree of day-to-day reliance on our services, we believe our business is well positioned against economic downturn. As a result, we are cautiously optimistic that our business will continue to show solid revenue growth in 2009.

Allowing for the movement of around $45 million of capital expenditure deferred from 2008 to 2009, we expect our cash capital expenditure in 2009 will be in a range of $150 to $160 million (excluding deferred satellite payments) and will primarily fund our investments in Alphasat and Global Satellite Phone Services.

In April 2009 we expect to exercise a call option to complete the acquisition of Stratos Global and we are optimistic about the prospects for the enlarged group. There is no financing or material funding requirement in connection with exercising the call option or completing the acquisition.

The outlook provided here for Inmarsat Core should not be taken to incorporate or reflect the prospects for CIP.

Other Information

A webcast recording of our analyst presentation to be held on 12 March at 9:30am will be posted to our website after the event. To access the webcast please go to the investor relations section of our website at www.inmarsat.com. Inmarsat management will also host a conference call on Thursday, 12 March at 2:00pm London time (United States 10:00am EST). To access the call, please dial +44 (0)20 7162 0025 and enter the access code 826268. A recording of the call will be available for one week after the event. To access the recording please dial +44 (0)20 7031 4064 and enter the access code 826268.

2008 Results for Inmarsat Holdings Limited and Inmarsat Group Limited

Inmarsat Holdings Limited, through its subsidiary Inmarsat Finance II plc, is the issuer of $450.0 million of 10.375% Senior Discount Notes due 2012. Inmarsat Group Limited, through its subsidiary Inmarsat Finance plc, is the issuer of $310.4 million of 7.625% Senior Notes due 2012. Inmarsat Holdings Limited and Inmarsat Group Limited will report full year 2008 results on Form 20-F and expect to file these reports with the SEC on or around 29 April 2009.

To assist analysts and investors in their understanding of the results announced today, the following unaudited financial tables for the fourth quarter are provided for Inmarsat Holdings Limited, prepared in accordance with IFRS.

Inmarsat Holdings Limited Revenue Breakdown (unaudited)	Fourth quarter ended December 31,
	2008	2007	% Difference
	(US$ in millions)
Revenues
Maritime sector:
Voice services	26.3	25.6	2.7%
Data services	56.6	49.9	13.4%

Total maritime sector	82.9	75.5	9.8%
Land mobile sector:
Voice services	2.6	3.5	(25.7%)
Data services	32.3	24.9	29.7%

Total land mobile sector	34.9	28.4	22.9%
Aeronautical sector	18.2	11.9	52.9%
Leasing	21.2	14.7	44.2%

Total mobile satellite communications services	157.2	130.5	20.5%

Other income	3.4	2.9	17.2%

Total revenue	160.6	133.4	20.4%

Inmarsat Holdings Limited Net Operating Costs (unaudited)	Fourth quarter ended December 31,
	2008	2007	% Difference
	(US$ in millions)
Employee benefit costs	23.7	26.3	(9.9%)
Network and satellite operations costs	11.0	8.7	26.4%
Other operating costs	31.2	18.8	66.0%
Work performed by the Group and capitalised	(6.7)	(5.8)	15.5%

Total net operating costs	59.2	48.0	23.3%

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Contact: Inmarsat plc, London, UK

Investor Enquiries:	Media Enquiries:
Simon Ailes, +44 20 7728 1518	Christopher McLaughlin, +44 20 7728 1015
simon_ailes@inmarsat.com	christopher_mclaughlin@inmarsat.com

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2008

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for Inmarsat Holdings Limited for the year ended 31 December 2007 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2008.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilised to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

Free cash flow

We define free cash flow (“FCF”) as net cash generated from operating activities less capital expenditure, capitalised operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under International Financial Reporting Standards (“IFRS”) that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortisation and share of results of associates. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortisation of tangible and intangible assets (affecting relative depreciation and amortisation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the audited consolidated results of operations and financial condition of Inmarsat plc (“the Company” or together with its subsidiaries, “the Group”) for the year ended 31 December 2008. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing.

The Group’s revenues for the year ended 31 December 2008 were US$996.7m (2007: US$576.5m), operating profit was US$317.2m (2007: US$211.3m) and EBITDA was US$531.2m (2007: US$388.1m). Included in our results for the year ended 31 December 2008 is the full year of trading activity for CIP UK Holdings Limited and its subsidiaries, including Stratos Global Corporation (together “CIP”). Included in our results for the year ended 31 December 2007 is 21 days of trading activity of CIP, following the deemed acquisition of CIP on 11 December 2007, which is discussed in “Consolidation of CIP” below.

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Consolidation of CIP

The consolidated results of the Group for the years ended 31 December 2008 and 2007 include the financial results of CIP.

Although Inmarsat does not hold an equity interest in, nor have any control over the financial and operating policies of, or any entitlement to receive dividends from, CIP UK Holdings Limited (“CIP UK”), under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities (“SPE”)) the Group is required to consolidate the financial results of CIP, as it meets the SIC12/IAS 27 definition of a SPE given that the Group is deemed to bear the residual risks and economic benefits of CIP UK by virtue of the combination of the Loan Facility and the Call Option. Refer to note 3 of the condensed consolidated financial statements on page 19 for further information on the transaction and definition of the terms ‘Loan Facility’ and ‘Call Option’.

We have accounted for the combination of Inmarsat Core1 and CIP using the purchase method of accounting in accordance with IFRS 3, ‘Business Combinations’. The deemed acquisition of CIP on 11 December 2007 was accounted for on a provisional basis in the Group’s annual financial statements for the year ended 31 December 2007. The fair value allocation of the assets and liabilities of Stratos Global Corporation (“Stratos”), which were acquired by CIP Canada Investment, Inc. (“CIP Canada”), a wholly-owned subsidiary of CIP UK, on 11 December 2007, has now been finalised. Consequently, the 11 December 2007 acquisition balance sheet and the 31 December 2007 results of CIP and therefore the Inmarsat Group have been restated to reflect the final fair value allocation of the assets and liabilities following the fair value review. Refer to note 9 for further details of the transaction and the fair value allocation.

1	Inmarsat plc and its subsidiaries excluding CIP

FCC approval of Stratos Transfer Application Received

On 16 January 2009, the US Federal Communications Commission (“FCC”) issued its order approving the transfer of control over Stratos’ FCC licenses from an irrevocable trust, in which CIP Canada deposited Stratos’ shares, to Inmarsat. Under the terms of the transaction, which closed on 11 December 2007, Inmarsat Finance III Limited (“Inmarsat III”), a wholly-owned subsidiary of Inmarsat plc, has a Call Option over 100% of the shares of CIP UK exercisable from 15 April 2009 and expiring in December 2010. All government and regulatory approvals required for the exercise of the Call Option have now been obtained and it is expected that the Call Option will be exercised on or shortly after 15 April 2009. Refer to note 3 of the consolidated financial statements for further information on the transaction and definition of the term ‘Call Option’.

Inmarsat Satellite Constellation

On 18 August 2008, we announced the successful launch of the third Inmarsat-4 satellite, concluding a decade of development on the Inmarsat-4 programme. On 7 January 2009, the third Inmarsat-4 satellite began commercial service with the transfer of all BGAN, FleetBroadband and SwiftBroadband traffic from another Inmarsat-4 satellite.

In order to achieve enhanced coverage and provide global broadband services, we decided to reposition our existing Inmarsat satellite constellation. With the third Inmarsat-4 satellite operational, we were able to implement these plans. The repositioning of our satellites has now been completed, giving us full global coverage for our broadband services – BGAN, FleetBroadband and SwiftBroadband – at the same time as optimising data connectivity across our worldwide network.

Alphasat programme

On 8 November 2007, Inmarsat entered into a contract with Astrium Satellites (“Astrium”), a subsidiary of the European Aeronautic Defence and Space Company (“EADS”), for construction of the Alphasat satellite. Milestone payments for the construction phase began in March 2008 for work started at the Astrium plants in Portsmouth and Toulouse and at key subcontractors. The programme is on schedule for a spacecraft delivery in 2012.

Inmarsat Services

On 16 September 2008, we announced that A. P. Möller—Maersk, one of the world’s largest shipping companies, had signed a contract with one of our service providers, Marlink, for a large-scale retrofit of our FleetBroadband service across its Maersk Supply Service and Maersk Tankers Fleet. The two-year retrofit programme is believed to be the largest in the history of maritime satellite communications, with over 150 vessels being converted to FleetBroadband in the first phase. The vessels will be equipped with Thrane & Thrane Sailor 500 terminals. By the end of 2008, over 100 vessels had been installed and were operational with our FleetBroadband 500 service and generating substantial traffic.

On 23 September 2008, we announced the expansion of the FleetBroadband product range to offer an entry-level, globally deployable, combined voice and data service to target and expand the addressable market of small vessels. The new service, FleetBroadband 150, will deliver voice, IP data up to 150kbps and SMS, and is planned to be available by mid-2009.

On 31 December 2008, in line with our previously announced plan, we terminated our R-BGAN service which had been in operation since November 2002 and which was intended as a precursor to our BGAN service. During 2008 the R-BGAN service generated US$8.6m in revenue (2007: US$14.0m), however by December 2008 the monthly rate of revenue was no longer material. We believe that by the end of 2008 the vast majority of R-BGAN users had already migrated or made preparations to migrate to our BGAN services in anticipation of the planned termination of the R-BGAN service. At 31 December 2008, we recorded 4,708 (2007: 7,608) active R-BGAN terminals and removed these from our active terminal count with effect from 1 January 2009.

In January 2009, Inmarsat and EMS Technologies Canada Limited mutually agreed to terminate a development contract for our Global Satellite Phone Service (“GSPS”). Inmarsat remains fully committed to launching a global handheld satellite phone service and has appointed Sasken Communications Technologies Limited to lead the programme, as well as making a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, Inmarsat believes the introduction of the GSPS will be in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme.

European S-band application process

On 6 October 2008, our wholly-owned subsidiary, Inmarsat Ventures Limited, made an application under the European S-band Application Process (“ESAP”) for an award of S-band spectrum for deployment of services across the 27 member states of the European Community. The application is currently under review by the European Commission and a decision on the award of S-band spectrum is expected in the second quarter of 2009. This follows Inmarsat plc’s announcement in August 2008 that Thales Alenia Space (“Thales”) and International Launch Services (“ILS”) had been selected to support Inmarsat’s ESAP application. The development of the EuropaSat satellite by Thales and the launch contract with ILS are both subject to a successful outcome of the ESAP.

Harbinger Capital Partners

On 25 July 2008, Harbinger Capital Partners (“Harbinger”) and SkyTerra Communications, Inc. (“SkyTerra”) announced their intention to make an offer to acquire the Inmarsat group on terms to be announced following a satisfactory outcome of a regulatory approvals process. However, no offer has been put forward by Harbinger at this time. As previously reported, the Inmarsat plc Board will continue to maintain a constructive relationship with Harbinger and SkyTerra and will consider carefully any future offer that may maximise value for Inmarsat’s shareholders as a whole. The Board continues to remain highly confident in Inmarsat’s standalone business prospects and management’s future plans for the continued independent development of the business.

Inmarsat appoints new Chief Operating Officer

On 15 December 2008, we announced that Perry Melton would assume the responsibilities of Chief Operating Officer with effect from 1 January 2009. Mr Melton took over from Michael Butler, who remains as President and an executive director of Inmarsat plc until 30 April 2009, when he will leave the business, as previously announced in March 2008. Mr Melton has been with Inmarsat for over 16 years, with his most recent role as Vice President of Sales and Marketing. Mr Melton has experience across many different operating areas of the business.

Dividends

On 23 May 2008, the Company paid a final dividend of 17.33 cents (US$) per ordinary share in respect of the year ended 31 December 2007. On 24 October 2008, the Company paid an interim dividend of 12.13 cents (US$) per ordinary share in respect of the year ended 31 December 2008, a 5.0% increase over 2007.

The Inmarsat plc Board of Directors intends to recommend a final dividend of 18.20 cents (US$) per ordinary share in respect of the year ended 31 December 2008 to be paid on 29 May 2009 to ordinary shareholders on the register of members at the close of business on 15 May 2009. Shareholders will be asked to approve the final dividend payment at the Annual General Meeting to be held on 5 May 2009. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. In accordance with IAS 10, this final dividend has not been recorded as a liability in the financial statements at 31 December 2008. The total dividend paid and proposed for the year ended 31 December 2008 equals 30.33 cents (US$) per ordinary share, a 5.0% increase over 2007, and amounts to US$139.2m.

Total Group Results

The results reported reflect the consolidated results of operations and financial condition of Inmarsat plc for the year ended 31 December 2008. Included in these consolidated results for the year ended 31 December 2008 is the full year of trading activity of CIP. Please see “Consolidation of CIP” above for further information on the deemed acquisition which closed on 11 December 2007. Where we refer to “Inmarsat Core1” we include only the results of Inmarsat plc and its subsidiaries, excluding CIP.

Inmarsat Core’s1 revenues for the year ended 31 December 2008 were US$634.7m (2007: US$557.2m), operating profit was US$264.6m (2007: US$209.3m) and EBITDA was US$431.6m (2007: US$383.5m).

The table below shows the combined results for Inmarsat Core1 and CIP for the year ended 31 December 2008. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group position.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated Inmarsat plc
(US$ in millions)	2008	2008	2008	2008	2007 (a) (as restated)
Revenue	634.7	638.0	(276.0)	996.7	576.5

Employee benefit costs	(107.8)	(83.0)	—	(190.8)	(99.0)
Network and satellite operations costs	(39.7)	(429.1)	276.3	(192.5)	(42.4)
Other operating costs	(79.6)	(27.6)	1.0	(106.2)	(65.5)
Work performed by the Group and capitalised	24.0	—	—	24.0	18.5

EBITDA	431.6	98.3	1.3	531.2	388.1
Depreciation and amortisation	(167.0)	(47.7)	—	(214.7)	(176.8)
Share of results of associates	—	0.7	—	0.7	—

Operating profit	264.6	51.3	1.3	317.2	211.3
Interest receivable and similar income	29.0	1.0	(15.2)	14.8	6.7
Interest payable and similar charges	(107.2)	(39.4)	8.4	(138.2)	(93.3)

Net interest payable	(78.2)	(38.4)	(6.8)	(123.4)	(86.6)

Profit before income tax	186.4	12.9	(5.5)	193.8	124.7
Income tax credit/(expense)	165.2	(3.6)	—	161.6	(28.4)

Profit for the year	351.6	9.3	(5.5)	355.4	96.3

(a)	The results for the year ended 31 December 2007 include 21 days of the trading activity of CIP following the deemed acquisition of CIP UK on 11 December 2007 and have been restated to reflect the final fair value allocation of the assets and liabilities following the fair value review of Stratos undertaken in 2008.

The table below, in order to show a fair comparison of performance from 2007 to 2008, sets out the pro-forma revenue and EBITDA for Inmarsat plc, on the assumption that the deemed acquisition of CIP took place on 1 January 2007.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated Inmarsat plc
(US$ in millions)	2007	Pro-forma 2007	Pro-forma 2007	Pro-forma 2007	2008	Increase/ decrease
Revenue	557.2	593.2	(244.7)	905.7	996.7	10.0%
Total operating costs	(173.7)	(505.0)	244.7	(434.0)	(465.5)	7.3%

EBITDA	383.5	88.2	—	471.7	531.2	12.6%

1	Inmarsat plc and its subsidiaries excluding CIP

In order to provide investors with more meaningful comparative financial information for Inmarsat plc, we have chosen to discuss our trading results and position split between Inmarsat Core1 and CIP. It should be noted that CIP operates independently from Inmarsat Core1 and neither the Inmarsat plc Board nor the Inmarsat Core1 management control the financial and operating activities and results of CIP. CIP’s analysis has substantially been obtained from trading results of the main trading entity of the CIP Group, being Stratos, as published in the Stratos Global Corporation Audited Financial Statements and Management Discussion and Analysis for 2008, which were issued on 24 February 2009 and can be accessed via www.stratosglobal.com. In addition the results of CIP reflect the final fair value allocation of the assets and liabilities of Stratos, which were acquired by CIP Canada on 11 December 2007.

Inmarsat Core1 Results

Revenues

Revenues for 2008 were US$634.7m, an increase of US$77.5m, or 13.9%, compared with 2007. The table below sets out the components of Inmarsat Core’s1 total revenue for each of the years under review:

	2008	2007	Increase/ (decrease)
	(US$ in millions)%
Revenues
Maritime sector:
Voice services	104.7	102.6	2.0%
Data services	227.8	207.7	9.7%

Total maritime sector	332.5	310.3	7.2%
Land mobile sector:
Voice services	11.3	14.8	(23.6%)
Data services	130.5	111.0	17.6%

Total land mobile sector	141.8	125.8	12.7%
Aeronautical sector	64.4	44.3	45.4%
Leasing	79.7	66.2	20.4%

Total mobile satellite communications services	618.4	546.6	13.1%

Other income	16.3	10.6	53.8%

Total revenue	634.7	557.2	13.9%

During 2008, revenues from mobile satellite communications services (“MSS”) were US$618.4m, an increase of US$71.8m, or 13.1%, compared with 2007. Growth has been strongest in the newer services such as Fleet, BGAN and Swift 64 as well as in our leasing business.

Total active terminals as at 31 December 2008 were 244,900, an increase of 11,500, or 4.9%, compared with 31 December 2007. There was growth in each of the maritime, land mobile and aeronautical sectors. Active maritime terminals were up 5.8% year over year, which included 36.7% growth in our base of active Fleet and FleetBroadband terminals. This was partially offset by the discontinuation of the Inmarsat-A service as at 31 December 2007 (there were 3,347 active Inmarsat-A terminals at 31 December 2007). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) services with increased active terminal numbers. In the land mobile sector, the increase in active terminals relates to increased numbers of BGAN subscribers, partially offset by reductions in older services, including R-BGAN, GAN and Mini M. As discussed earlier, there were 4,708 active R-BGAN terminals at 31 December 2008 (2007: 7,608) which were removed from our active terminal count with effect from 1 January 2009.

1	Inmarsat plc and its subsidiaries excluding CIP

The table below sets out the active terminals by sector:

	As at 31 December		Increase/ (decrease)
(000’s)	2008	2007	%
Active terminals(a)
Maritime	155.8	147.3	5.8%
Land mobile	79.0	77.2	2.3%
Aeronautical	10.1	8.9	13.5%

Total active terminals	244.9	233.4	4.9%

(a)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 31 December. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Total active terminals, excluding the discontinued services of Inmarsat-A and R-BGAN, were 240,200 at 31 December 2008, an increase of 17,700, or 8.0%, compared with 31 December 2007.

Maritime Sector: During 2008, revenues from the maritime sector were US$332.5m, an increase of US$22.2m, or 7.2%, compared with 2007. This reflects an increase in both data and voice revenue.

Revenues from data services in the maritime sector during 2008 were US$227.8m, an increase of US$20.1m, or 9.7%, compared with 2007. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilisation of our Fleet services, which was partially offset by the decline in our mature Inmarsat-B service. Inmarsat-B terminals declined due to old ships being decommissioned and new ships being fitted with Fleet terminals, which has been driven by continued growth in the global shipping new-build market. Additionally, we experienced increased volume of the low-speed data services, typically used for email. FleetBroadband, introduced in November 2007, continues to gain early customer acceptance and by the end of 2008 had passed 1,500 active terminals. These terminals are predominantly being deployed on refits of existing ships.

Revenues from voice services in the maritime sector during 2008 were US$104.7m, an increase of US$2.1m, or 2.0%, compared with 2007. We have recorded growth for two consecutive years, reflecting stabilisation and signs of renewed growth in this sector. The year has shown growth in demand for voice services particularly among users of our Fleet services including crew calling, offset by a reduction in voice usage on older services such as Inmarsat-B and the discontinuation of Inmarsat-A.

Land Mobile Sector: In 2008, revenues from the land mobile sector were US$141.8m, an increase of US$16.0m, or 12.7%, compared with 2007.

Revenues from data services in the land mobile sector during 2008 were US$130.5m, an increase of US$19.5m, or 17.6%, compared with 2007. The increase is a result of continued strong growth and usage of BGAN, offset in part by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East, competition from VSAT and the expected migration of users to our BGAN service. Revenues from our R-BGAN service of US$8.6m, which was discontinued on 31 December 2008, were lower compared with the previous year of US$14.0m, largely due to the expected migration to our BGAN service.

Revenues from BGAN services for 2008 were US$74.4m, an increase of US$37.8m, or 103%, compared with 2007. These figures include voice, data and subscription revenues. As at 31 December 2008, active BGAN subscribers were 27,635 compared with 15,817 as at 31 December 2007, an increase of 75% year on year. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and the steady migration of customers from our GAN and R-BGAN services to our BGAN service. Although we expect the migration to BGAN to have an impact in the future, we do not expect migration adversely to impact overall land data revenues.

Revenues from voice services in the land mobile sector during 2008 were US$11.3m, a decrease of US$3.5m, or 23.6%, compared with 2007. This result continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This decline was partially offset by the growth in voice traffic from BGAN customers and a small contribution from our IsatPhone service.

Aeronautical Sector: During 2008, revenues from the aeronautical sector were US$64.4m, an increase of US$20.1m, or 45.4%, compared with 2007. The increase is primarily due to increased demand for our Swift 64 high-speed data service where active terminals increased by 35% year on year. Our Swift 64 service targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing: During 2008, revenues from leasing were US$79.7m, an increase of US$13.5m, or 20.4%, compared with 2007. The increase primarily relates to new maritime, land mobile and aeronautical lease contracts, partially offset by lower revenue from navigation contracts.

Other income: Other income for 2008 was US$16.3m, an increase of US$5.7m or 54%, compared with 2007. The increase in other income primarily relates to additional revenue from sales of satellite phone services (“SPS”) end-user terminals. As well as the sale of SPS end-user terminals, other income consists primarily of provision of in-orbit support services, income from the provision of conference facilities and renting surplus office space.

Seasonality—Impact of volume discounts: In 2008, revenues were impacted by volume discounts which increase over the course of the year, with lower discount levels in early quarters and higher discounts in later quarters, as our distribution partners meet specific volume thresholds. The effect of these volume discounts is most prominent in the third and fourth quarters. During 2008, volume discounts were US$63.8m, an increase of US$12.5m, or 24.4%, compared with 2007, despite overall MSS revenues growing by 13.1%. The total amount of volume discounts was affected by the growth in underlying revenue and by the consolidation of distribution partners. Vizada Satellite Communications and Telenor Satellite Services completed a merger in September 2007, which resulted in additional volume discounts in 2008 compared to 2007. From May 2009, following the new distribution agreements that will come into place on 15 April 2009, the seasonal impact of volume discounts is expected to be removed.

Net operating costs

Net operating costs in 2008 were US$203.1m, an increase of US$29.4m or 16.9%, compared with 2007. The table below sets out the components of Inmarsat Core’s1 net operating costs for each of the years under review:

	Inmarsat Core[1]
(US$ in millions)	2008	2007
Employee benefit costs	107.8	94.3
Network and satellite operations costs	39.7	33.8
Other operating costs	79.6	64.1
Work performed by the Group and capitalised	(24.0)	(18.5)

Total net operating costs	203.1	173.7

Impact of hedged foreign exchange rate

The functional currency of the Group is US dollars. Approximately 60% of Inmarsat Core’s1 operating costs are denominated in Pounds Sterling. Net operating costs in 2008 have been affected by the adverse movement in Inmarsat Core’s1 hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange in 2008 has resulted in an increase in comparative costs of US$10.4m. The Group has hedged its 2009 anticipated Pounds Sterling costs at an average exchange rate of US$1.92/£1.00.

1	Inmarsat plc and its subsidiaries excluding CIP

Employee benefit costs

Employee benefit costs during 2008 were US$107.8m, an increase of US$13.5m, or 14.3%, compared with 2007. The increase can primarily be attributed to an adverse movement in Inmarsat Core’s1 hedged rate of exchange, higher salary costs, higher staff bonuses, increased stock compensation costs due to new share awards (commenced in March, May and September 2007 and March 2008) and additional headcount. Total full-time equivalent headcount at 31 December 2008 was 475 compared to 462 as at 31 December 2007.

Network and satellite operations costs

Network and satellite operations costs during 2008 were US$39.7m, an increase of US$5.9m or 17.5%, compared with 2007. This expected increase is predominantly due to a service contract relating to our new Satellite Access Station (“SAS”) in Hawaii, which supports our broadband services, and additional support and maintenance contracts in respect of network infrastructure.

Other operating costs

During 2008, other operating costs were US$79.6m, an increase of US$15.5m, or 24.2%, compared with 2007. The increase relates principally to the movement in Inmarsat Core’s1 hedged rate of exchange and increased professional fees, including those relating to the finance lease and operating leaseback transaction. Furthermore we have incurred higher direct cost of sales due to increased SPS terminal sales and some increased costs in relation to our investment in sales and marketing activities to support a broader channel to market. Partially offsetting the increase was a foreign exchange gain of US$1.4m recognised in 2008 (2007: loss of US$2.9m).

Work performed by the Group and capitalised

During 2008, own work capitalised was US$24.0m, an increase of US$5.5m, or 29.7%, compared with 2007. The increase can partly be attributed to the movement in the Group’s hedged rate of exchange on primarily Pounds Sterling denominated salary costs. Costs in relation to the launch and in-orbit testing of the third Inmarsat-4 satellite and the third SAS in Hawaii have been capitalised in 2008. Additionally, own work capitalised reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for 2008 was US$431.6m, an increase of US$48.1m, or 12.5%, compared with 2007. EBITDA margin has slightly decreased to 68.0% for 2008 compared with 68.8% for 2007, primarily as a result of the adverse movement in Inmarsat Core’s1 hedged rate of exchange.

Set forth below is a reconciliation of profit for the year to EBITDA for each of the years indicated:

	Inmarsat Core[1]
(US$ in millions)	2008	2007
Profit for the year	351.6	97.2
Add back:
Income tax (credit)/expense	(165.2)	28.3
Net interest payable	78.2	83.8
Depreciation and amortisation	167.0	174.2

EBITDA	431.6	383.5

EBITDA margin	68.0%	68.8%

Depreciation and amortisation

During 2008, depreciation and amortisation was US$167.0m, a decrease of US$7.2m, or 4.1%, compared with 2007. The decrease relates predominantly to accelerated depreciation of US$9.4m in relation to the cancellation of a launch vehicle contract for the launch of our third Inmarsat-4 satellite, which was accounted for in 2007.

1	Inmarsat plc and its subsidiaries excluding CIP

Operating profit

As a result of the factors discussed above, operating profit during 2008 was US$264.6m, an increase of US$55.3m, or 26.4%, compared with 2007.

Interest

Net interest payable for 2008 was US$78.2m, a decrease of US$5.6m compared with 2007.

Interest payable for 2008 was US$107.2m, an increase of US$15.8m, or 17.3% compared with 2007. The increase is primarily attributable to a full year of interest recognised on our Convertible Bonds (issued in November 2007), additional interest on our Senior Discount Notes, following the semi-annual accretion of principal, interest incurred on interest rate swaps in place during the year and additional interest due to increased borrowings under our Senior Credit Facility (US$390.0m at 31 December 2008 compared to US$320.0m at 31 December 2007). Partially offsetting this increase was lower interest payable due to the increase in the principal amount of our Senior Notes owned by the Group (US$146.7m at 31 December 2008 compared to US$91.6m at 31 December 2007), as well as lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in US LIBOR interest rates.

Interest receivable for 2008 was US$29.0m, an increase of US$21.4m, or 282% compared with 2007. The increase is predominantly due to interest income of US$16.1m accrued on our loan to CIP (granted in December 2007) and a foreign exchange gain in respect of our pension and post-retirement scheme liabilities. Partially offsetting the increase was a decrease in bank interest earned due to lower cash balances and lower interest rates.

Profit before tax

For 2008, profit before tax was US$186.4m, an increase of US$60.9m, or 48.5% compared with 2007. The increase is due to increased revenue, reduced depreciation and amortisation and lower net interest payable, partially offset by increased operating costs.

Income tax expense

Inmarsat Core1 recorded a tax credit of US$165.2m for 2008, compared with a tax charge of US$28.3m in 2007.

The decrease in the tax charge is predominantly due to a deferred tax credit of US$211.8m and a current tax credit of US$6.8m that have been recorded in the current year. The tax credits relate to a finance lease and operating leaseback transaction that was entered into in 2007. We have recorded the tax benefit in the current year as we now consider it likely that we will receive the benefit.

Excluding the impact of the above transaction, the tax charge for 2008 would have been US$50.4m and the underlying effective tax rate in 2008 would have been 27.0% compared to 31.8% in 2007 (excluding a deferred tax credit to record the effect of the enacted reduction in the future corporation tax rate from 30% to 28%). The decrease in the underlying effective tax rate is due to the reduction in the Corporation Tax rate for the year from 30% to 28% and a reduction in the level of permanently disallowable expenditure.

Profit for the year

As a result of the factors discussed above, profit for 2008 was US$351.6m, an increase of US$254.4m, or 262%, compared with 2007.

1	Inmarsat plc and its subsidiaries excluding CIP

CIP Results

The 2008 Group results include the full year trading results of CIP. CIP operates and is managed independently from Inmarsat Core1. CIP’s only trading subsidiary is Stratos for which all trading information that follows primarily relates. For further information on Stratos, please refer to its 2008 Audited Financial Statements and Management Discussion and Analysis which were issued on 24 February 2009 and can be accessed at www.stratosglobal.com. In addition, the results of CIP include the impact of the final fair value allocation of the assets and liabilities of Stratos, which were acquired by CIP Canada on 11 December 2007.

Total revenues for CIP for the year ended 31 December 2008 were US$638.0m. This comprises MSS revenues of US$494.2m, broadband revenues of US$93.6m and revenues from the sales and rental of equipment and repairs of US$50.2m. Inmarsat services account for approximately 79% of Stratos’ MSS revenues. Intragroup revenues reported by Inmarsat Core1 from Stratos that are eliminated on consolidation were US$269.6m for 2008. In addition, US$6.4m intragroup revenues reported by Stratos from Inmarsat Core1 for 2008 have been eliminated.

Total operating costs (excluding depreciation and amortisation) for CIP for 2008 were US$539.7m. Stratos’ largest operating costs category is network and satellite operations costs which largely reflects costs of goods and services, variable expenses such as the cost of airtime and space segment they purchase from satellite operators including Inmarsat, cost of equipment, materials and services they re-sell, and variable labour costs related to the repair and service workforce. Intragroup costs that are eliminated on Group consolidation were US$276.3m for the year for network and satellite operations costs and US$1.0m for other operating costs.

Depreciation and amortisation of US$47.7m for 2008 relates to capital assets with a net book value of US$653.1m at 31 December 2008. The net book value at 31 December 2008 reflects the finalisation of the fair value allocation of the assets and liabilities of Stratos which were acquired by CIP Canada on 11 December 2007.

Net interest payable of US$38.4m for 2008 primarily reflects interest costs associated with Stratos’ outstanding Senior Credit Facility of US$13.5m, Senior Unsecured Notes of US$14.8m and interest on the intragroup loan that is payable to Inmarsat III of US$16.1m. Partially offsetting these interest charges is the unwinding of a hedge gain in CIP UK of US$9.7m. The intragroup loan and associated interest is eliminated on Group consolidation.

Profit attributable to equity holders after tax for 2008 was US$9.2m. Profit attributable to non-controlling interests for 2008 was US$0.1m.

Total Group Results

Earnings per share

For 2008, basic and diluted earnings per share for profit attributable to the equity holders of the Company were 78 cents (US$) and 77 cents (US$), respectively, compared with 21 cents (US$) and 21 cents (US$), respectively for 2007. The increase is primarily due to a large tax credit in the current year and the inclusion of a full year’s results of CIP compared to 21 days in 2007. 2008 basic and diluted earnings per share adjusted to exclude the tax credit were 30 cents (US$) and 32 cents (US$), respectively.

Liquidity and capital resources

Among satellite companies, Inmarsat has historically maintained one of the lowest levels of debt leverage. This prudent approach means that we are today well positioned to access capital markets when needed to meet our financing needs. Inmarsat has no debt maturities in the next 12 months and the majority of our debt does not fall due until 2012 and beyond. Inmarsat has significant headroom in all of our debt covenants and we will be comfortably able to operate within these covenants in the coming year. In addition our business remains highly cash generative, meaning we can reduce debt and continue to fund dividends to shareholders.

1	Inmarsat plc and its subsidiaries excluding CIP

Inmarsat Core1 had net borrowings at 31 December 2008 of US$1,244.7m primarily comprising drawings on the Senior Credit Facility of US$390.0m, a Convertible Bond of US$248.5m (including accretion of principal), Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), Senior Discount Notes of US$450.0m (the accreted principal), deferred satellite payments of US$41.4m and a bank overdraft of US$1.8m, net of cash and cash equivalents of US$51.4m.

CIP had net borrowings at 31 December 2008 of US$199.1m, primarily comprising drawings on Stratos’ Senior Credit Facility of US$211.5m and Stratos’ Senior Unsecured Notes of US$92.3m (net of US$57.7m of Stratos’ Senior Unsecured Notes held by the Group, being 38.5% of the aggregate principal amount outstanding), net of cash and cash equivalents of US$105.0m.

The total borrowings figures given in note 8 can be reconciled to the net borrowings figures above as follows:

	As at 31 December
(US$ in millions)	2008	2007
Inmarsat Core[1]
Total borrowings	1,296.1	1,235.5
Cash and cash equivalents	(51.4)	(51.1)

	1,244.7	1,184.4
CIP
Total borrowings(a)	304.1	373.3
Cash and cash equivalents	(105.0)	(63.9)

	199.1	309.4

Group Net Borrowings (gross of deferred finance costs)	1,443.8	1,493.8

(a)	Excluding the intragroup loan payable by CIP UK to Inmarsat III of US$305.7m (2007: US$299.2m) and net of US$57.7m (2007: US$nil) in principal amount of Stratos’ Senior Unsecured Notes purchased by Inmarsat.

The table below shows the combined cash flow for Inmarsat Core1 and CIP for 2008. Included in our cash flow for 2008 is the full year trading activity for CIP; 2007 only reflects 21 days of trading activity, following the deemed acquisition of CIP on 11 December 2007. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group cash flow position.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated Inmarsat plc
(US$ in millions)	2008	2008	2008	2008	2007 (a)
Net cash from operating activities	424.7	102.6	(0.5)	526.8	390.7
Net cash (used in)/from investing activities excluding capital expenditure	(86.9)	0.8	54.5	(31.6)	(241.2)
Capital expenditure	(187.7)	(24.4)	0.5	(211.6)	(213.6)
Dividends paid to shareholders	(130.2)	—	—	(130.2)	(125.9)
Net cash (used in)/from financing activities excluding dividends	(21.8)	(37.9)	(54.5)	(114.2)	262.6
Foreign exchange adjustment	0.4	—	—	0.4	(0.3)

Net (decrease)/increase in cash and cash equivalents	(1.5)	41.1	—	39.6	72.3

(a)	The cash flows for the year ended 31 December 2007 include 21 days of the trading activity of CIP following the deemed acquisition of CIP UK on 11 December 2007.

1	Inmarsat plc and its subsidiaries excluding CIP

Net cash from operating activities during 2008 was US$526.8m compared to US$390.7m during 2007. The increase arises from increased EBITDA and the inclusion of CIP for a full year, offset partially by movements in working capital.

Net cash used in investing activities, excluding capital expenditure, during 2008 was US$31.6m compared with US$241.2m for 2007. The decrease is due predominantly to the inclusion in 2007 of the purchase consideration for Stratos by CIP Canada, net of cash acquired, offset in part by the inclusion of US$54.5m in 2008 relating to an amount of Stratos’ Senior Unsecured Notes purchased by Inmarsat during the year. Net cash used in investing activities in 2008 comprises US$23.4m of capitalised costs (2007: US$17.5m), US$6.5m fees in relation to the CIP transaction (2007: US$12.7m) and US$2.5m consideration paid under the ACeS collaboration arrangement (2007: US$3.0m). The adjustment of US$54.5m reflects the reclassification of Stratos’ Senior Unsecured Notes purchased from investing activities to financing activities. On consolidation we account for the principal amount of Stratos’ Senior Unsecured Notes net of the principal amount held by the Group and therefore reclassify the cash flow from investing to financing activities.

Capital expenditure during 2008 was US$211.6m compared with US$213.6m for 2007. Inmarsat Core’s1 capital expenditure for the year ended 31 December 2008 of US$187.7m reflects milestone payments and launch costs for the third Inmarsat-4 satellite, milestone payments for our third Satellite Access Station which is based in Hawaii, expenditure on the Alphasat satellite project and expenditure on our GSPS network and terminal development. In addition, capital expenditure for 2008 includes US$12.2m in relation to deferred satellite payments (2007: US$11.5m). CIP’s cash outflow in respect of capital expenditure for property, plant and equipment was US$24.4m for 2008 (2007: US$3.7m).

Net cash used in financing activities during 2008, excluding the payment of dividends, was US$114.2m compared to cash generated of US$262.6m during 2007. The change from cash generated in 2007 to cash utilised in 2008 is predominantly due to an issue of a US$287.7m 1.75% Convertible Bond in 2007 (net proceeds of US$281.9m). In addition, Inmarsat Core1 purchased US$55.1m principal of its Senior Notes during 2008 (2007: US$38.0m) and paid US$38.4m interest on the Senior Notes and Facilities (2007: US$39.8m). Offsetting these outflows was Inmarsat Core’s1 draw down of US$70.0m on its revolving credit facility (2007: US$70.0m). Additionally, the Group’s cash flow from financing activities includes CIP’s cash outflow of US$37.9m for 2008. The adjustment of US$54.5m relates to a reclassification from investing to financing activities, as discussed above.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities. Additionally Inmarsat Core1 may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

1	Inmarsat plc and its subsidiaries excluding CIP

Free cash flow

We define free cash flow (“FCF”) as net cash generated from operating activities less capital expenditure, capitalised operating costs, net interest and cash tax payments made during the year. The Group generated positive FCF of US$226.9m for the year ended 31 December 2008, an increase of US$107.1m, or 89% compared to 2007. In addition to the inclusion of a full year’s cash flow relating to CIP’s activities in 2008 (compared to 21 days in 2007), the increase is predominantly attributable to increased EBITDA and lower capital expenditure in relation to Inmarsat Core1 during 2008. The table below shows the combined and individual FCF for Inmarsat Core1 and CIP for 2008.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated Inmarsat plc
(US$ in millions)	2008	2008	2008	2008	2007 (a)
Net cash from operating activities	424.6	103.9	(0.5)	528.0	384.3
Capital expenditure	(187.7)	(24.4)	0.5	(211.6)	(213.6)
Capitalised operating costs	(23.4)	—	—	(23.4)	(17.5)
Net cash interest paid	(37.0)	(25.5)	—	(62.5)	(33.5)
Cash tax paid	(1.3)	(2.3)	—	(3.6)	0.1

Free cash flow	175.2	51.7	—	226.9	119.8

(a)	The cash flows for the year ended 31 December 2007 include 21 days of the trading activity of CIP following the deemed acquisition of CIP UK on 11 December 2007. CIP’s contribution to FCF for the 21 day period ended 31 December 2007 was US$7.9m.

Balance Sheet

The table below shows the combined balance sheets of Inmarsat Core1 and CIP at 31 December 2008. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group balance sheet.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated Inmarsat plc
(US$ in millions)	2008	2008	2008	2008	2007 (as restated)
Non-current assets	2,233.8	661.7	(417.3)	2,478.2	2,460.4
Current assets	243.2	270.3	(84.9)	428.6	366.1

Total assets	2,477.0	932.0	(502.2)	2,906.8	2,826.5
Current liabilities	(393.5)	(172.3)	105.3	(460.5)	(322.4)
Non-current liabilities	(1,156.7)	(747.8)	391.9	(1,512.6)	(1,770.7)

Total liabilities	(1,550.2)	(920.1)	497.2	(1,973.1)	(2,093.1)

Net assets	926.8	11.9	(5.0)	933.7	733.4

The 31 December 2007 consolidated results have been restated to reflect the allocation of the purchase consideration following the final fair value review of the assets and liabilities of Stratos which were acquired by CIP Canada on 11 December 2007. At 31 December 2007, the Group accounted on a provisional basis for the excess of the purchase price over the asset value that arose on the acquisition. Owing to the proximity of the acquisition to the year end, the required allocation of excess purchase price to identify tangible and intangible assets was not completed and provisional goodwill recognised was US$407.3m. As a result of the final fair value review, goodwill decreased by US$136.0m from that reported at 31 December 2007. The decrease primarily reflects the recognition of identifiable intangible assets of US$197.7m, uplift to tangible assets of US$1.0m and a corresponding deferred tax liability of US$59.6m. Refer to note 9 for details of the fair value allocation.

The Group’s non-current assets totalled US$2,478.2m at 31 December 2008 compared with US$2,460.4m at 31 December 2007. The increase of US$17.8m is due primarily to additions of capital assets, offset in part by depreciation and amortisation during 2008. The adjustment of US$417.3m represents the elimination of the intragroup loan between Inmarsat III and CIP UK, an adjustment for transaction costs in Inmarsat Core1 which

1	Inmarsat plc and its subsidiaries excluding CIP

are capitalised to goodwill on consolidation, an adjustment for non-controlling interests and an adjustment for the US$29.7m in hedging gains applied against the purchase price of Stratos by CIP Canada on consolidation.

Current assets for the Group were US$428.6m at 31 December 2008 compared with US$366.1m at 31 December 2007. Trade and other receivables increased from US$234.8m at 31 December 2007 to US$251.3m at 31 December 2008 principally due to an increase in the trade receivables of Inmarsat Core1 as sales increased. Cash and cash equivalents increased from US$115.0m at 31 December 2007 to US$156.4m at 31 December 2008. The adjustment of US$84.9m primarily represents the elimination of intragroup receivables.

Current liabilities for the Group at 31 December 2008 were US$460.5m compared with US$322.4m at 31 December 2007. The US$110.7m increase in current borrowings relates primarily to the drawdown of a further US$70.0m under Inmarsat Core’s1 Senior Credit Facility and the transfer of US$50.0m of the Senior Credit Facility from non-current to current liabilities during 2008. Partially offsetting this increase was the repayment of US$11.4m of the current portion of Stratos’ Senior Credit Facility during 2008. Trade and other payables have increased by US$0.3m from the year ended 31 December 2007 and largely relate to higher payables for CIP, offset in part by lower payables for Inmarsat Core1 as a result of lower capital expenditure accruals at 31 December 2008. The adjustment of US$105.3m represents the elimination of intragroup payables and unamortised hedged gains in Inmarsat III which have been applied against the purchase price of Stratos by CIP Canada on consolidation.

Non-current liabilities for the Group were US$1,512.6m at 31 December 2008 compared with US$1,770.7m at 31 December 2007. Non-current borrowings decreased by US$113.3m, primarily relating to the purchase by the Group of US$55.1m principal amount of Inmarsat Core’s1 Senior Notes, the purchase of US$57.7m principal amount of Stratos’ Senior Unsecured Notes (on consolidation we account for the Senior Notes and Stratos’ Senior Unsecured Notes net of amounts held by ourselves) and the transfer of US$50.0m of the Senior Credit Facility from non-current to current borrowings. Partially offsetting this decrease was an increase in the principal amount of the Senior Discount Notes of US$38.0m and the Convertible Bond of US$17.1m, due to the semi-annual accretion of principal. The adjustment of US$391.9m represents the elimination of the intragroup loan between Inmarsat III and CIP UK and the elimination of US$57.7m principal amount of Stratos’ Senior Unsecured Notes held by the Group.

CIP and its subsidiaries

The financial performance of CIP is outside the control of the management of Inmarsat Core1. CIP operates independently and is managed independently from Inmarsat Core1. Inmarsat Core1 management have no ability to influence or manage the results of CIP or to mitigate any adverse impacts on its business.

Recent Events

Subsequent to 31 December 2008, other than the events discussed above, there have been no other material events which would affect the information reflected in the consolidated financial results of the Group.

1	Inmarsat plc and its subsidiaries excluding CIP

INMARSAT PLC

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2008

(US$ in millions)	2008 (audited)	2007 (as restated)
Revenue	996.7	576.5
Employee benefit costs	(190.8)	(99.0)
Network and satellite operations costs	(192.5)	(42.4)
Other operating costs	(106.2)	(65.5)
Work performed by the Group and capitalised	24.0	18.5

EBITDA	531.2	388.1
Depreciation and amortisation	(214.7)	(176.8)
Share of results of associates	0.7	—

Operating profit	317.2	211.3
Interest receivable and similar income	14.8	6.7
Interest payable and similar charges	(138.2)	(93.3)

Net interest payable	(123.4)	(86.6)

Profit before income tax	193.8	124.7
Income tax credit/(expense)	161.6	(28.4)

Profit for the year	355.4	96.3

Attributable to:
Equity holders	355.3	96.3
Non-controlling interest	0.1	—

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per share)
— Basic	0.78	0.21
— Diluted	0.77	0.21
Adjusted earnings per share (expressed in US$ per share) (refer to note 11)
— Basic	0.30	0.21
— Diluted	0.32	0.21

INMARSAT PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2008

(US$ in millions)	2008 (audited)	2007 (as restated)
Profit for the year	355.4	96.3
Actuarial (losses)/gains from pension and post retirement healthcare benefits	(8.7)	7.3
Net (losses)/gains on cash flow hedges	(35.8)	11.8
Transfer to carrying amount of non-financial hedged item on cash flow hedges	—	(29.7)
Cancellation of deferred shares	—	0.1
Tax credited directly to equity	13.4	3.1

Total recognised income for the year attributable to equity holders	324.3	88.9

INMARSAT PLC

CONSOLIDATED BALANCE SHEET

At 31 December 2008

(US$ in millions)	2008 (audited)	2007 (as restated)
Assets

Non-current assets
Property, plant and equipment	1,433.3	1,393.8
Intangible assets	1,027.7	1,058.8
Investments	6.4	6.8
Other receivables	2.2	1.0
Derivative financial instruments	8.6	—

	2,478.2	2,460.4

Current assets
Cash and cash equivalents	156.4	115.0
Trade and other receivables	251.3	234.8
Inventories	19.8	15.8
Derivative financial instruments	1.1	0.5

	428.6	366.1

Total assets	2,906.8	2,826.5

Liabilities
Current liabilities
Borrowings	204.4	93.7
Trade and other payables	195.8	195.5
Provisions	—	0.1
Current income tax liabilities	27.8	28.8
Derivative financial instruments	32.5	4.3

	460.5	322.4

Non-current liabilities

Borrowings	1,370.2	1,483.5
Other payables	16.6	7.6
Provisions	35.8	41.4
Deferred income tax liabilities	52.5	230.5
Derivative financial instruments	37.5	7.7

	1,512.6	1,770.7

Total liabilities	1,973.1	2,093.1

Net assets	933.7	733.4

Shareholders’ equity
Ordinary shares	0.3	0.3
Share premium	679.6	677.1
Equity reserve	56.9	56.9
Other reserves	(25.2)	(7.4)
Retained earnings	220.6	5.1

Equity attributable to shareholders of the parent	932.2	732.0

Non-controlling interest	1.5	1.4

Total equity	933.7	733.4

INMARSAT PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2008

(US$ in millions)	2008 (audited)	2007 (audited)
Cash flow from operating activities
Cash generated from operations	528.0	384.3
Interest received	2.4	6.3
Income taxes (paid)/credited	(3.6)	0.1

Net cash from operating activities	526.8	390.7

Cash flow from investing activities
Purchase of property, plant and equipment	(203.7)	(205.3)
Consideration under ACeS collaboration arrangement	(2.5)	(3.0)
Additions to capitalised development costs	(7.9)	(8.3)
Proceeds from disposal of property	0.8	—
Work performed by the Group and capitalised	(23.4)	(17.5)
CIP transaction fees	(6.5)	(12.7)
Purchase of Stratos, net of cash acquired	—	(207.3)
Purchase of CIP option	—	(0.7)

Net cash used in investing activities	(243.2)	(454.8)

Cash flow from financing activities
Dividends paid to shareholders	(130.2)	(125.9)
Purchase of own debt securities	(109.6)	(38.0)
Interest paid on borrowings	(64.9)	(39.8)
Net drawdown of credit facilities	58.6	70.0
Net proceeds from issue of ordinary shares	2.4	—
Net proceeds from Convertible Bond issue	—	281.9
Payment on purchase of own shares by employee benefit trust	—	(10.1)
Finance lease disposal fees	—	(1.4)
Other financing activities	(0.7)	—

Net cash (used in)/from financing activities	(244.4)	136.7

Foreign exchange adjustment	0.4	(0.3)

Net increase in cash and cash equivalents	39.6	72.3

Movement in cash and cash equivalents
At beginning of year	115.0	42.7
Net increase in cash and cash equivalents	39.6	72.3

As reported on balance sheet (net of bank overdrafts)	154.6	115.0

At end of year, comprising
Cash and cash equivalents per the balance sheet	156.4	115.0
Bank overdrafts	(1.8)	—

	154.6	115.0

Notes to the Consolidated Financial Results

1. General Information

These consolidated financial results were approved for issue by the Board of Directors on 12 March 2009.

The financial information set out in these Preliminary Consolidated Financial Results, which have been extracted from the audited consolidated financial statements for the year ended 31 December 2008, does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Statutory financial statements for the year ended 31 December 2008 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The statutory financial statements for the year ended 31 December 2007 have been filed with the Registrar of Companies.

The auditors have reported on the consolidated financial statements for the years ended 31 December 2008 and 2007. The reports were unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The consolidated financial results for the year ended 31 December 2008 have been prepared using International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”). This announcement does not contain sufficient information to comply with all of the disclosure requirements of IFRS.

Except as described below, the same accounting policies, presentation and methods of computation are followed in these consolidated financial statements as were applied in the preparation of the Group’s annual financial statements for the year ended 31 December 2007, as available on our website www.inmarsat.com.

•

The Group has adopted IFRIC 14, ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in the year. This did not result in a change to the defined benefit liability.

•

The Group has adopted IAS 23 (as revised), ‘Borrowing Costs’, for the year ended 31 December 2008, in advance of its effective date of annual reporting periods beginning on or after 1 January 2009. The impact of the adoption of IAS 23 (as revised) is the compulsory capitalisation of interest and finance costs associated with assets that take a substantial period of time to get ready for intended use (“qualifying assets”). In 2008, US$0.9m of interest costs were capitalised in accordance with IAS 23 (as revised).

•

The acquisition of Stratos by CIP Canada on 11 December 2007 was accounted for on a provisional basis in the Group’s annual financial statements for the year ended 31 December 2007. The fair value allocation of these assets and liabilities has now been finalised. Consequently, the 11 December 2007 acquisition balance sheet and the 31 December 2007 results have been restated to reflect the final fair value allocation of the assets and liabilities of Stratos following the fair value review. Refer to note 9 for further details of the transaction and the fair value allocation.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, events or actions, the actual results ultimately may differ from those estimates.

Notes to the Consolidated Financial Results (continued)

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, Inmarsat continues to adopt the going concern basis in preparing the consolidated financial statements.

The functional currency of the Company and all of the Group’s subsidiaries and the presentation currency is the US dollar, as the majority of operational transactions and borrowings are denominated in US dollars.

3. Consolidation of CIP UK and its Subsidiaries

The consolidated results for 31 December 2008 include the financial results of CIP UK Holdings Limited (“CIP UK”) and its subsidiaries including Stratos (together “CIP”).

On 11 December 2007, Inmarsat Finance III Limited (“Inmarsat III”), a wholly-owned subsidiary of Inmarsat plc, provided a loan of US$269.0m to CIP UK to fund the acquisition of Stratos (the “Loan Facility”) by its wholly-owned subsidiary, CIP Canada. On the same date CIP’s parent, Communications Investment Partners Limited (“CIP Limited”), granted Inmarsat III an option to acquire the entire issued share capital of CIP UK (the “Call Option”). The Call Option is only exercisable after 14 April 2009, when certain of Inmarsat’s distribution agreements expire, and terminates on 31 December 2010. The Call Option is exercisable for a payment of between US$750,000 and US$1.0m.

Although Inmarsat does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities (“SPE”)), the Group is required to consolidate the financial results of CIP UK, as it meets the SIC12/IAS 27 definition of a SPE given that the Group is deemed to bear the residual risks and economic benefits of CIP UK by virtue of the combination of the Loan Facility and the Call Option.

We have accounted for the combination of Inmarsat and CIP using the purchase method of accounting in accordance with IFRS 3, ‘Business Combinations’. Results of operations for CIP had been included in the consolidated income statement for the Group for the full year ended 31 December 2008 and for the period 11 December 2007 to 31 December 2007 (21 days of activity).

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Non-controlling interests in the net assets of CIP are identified separately from the equity attributable to shareholders of Inmarsat plc. Non-controlling interests consist of the amount of those interests at the date of acquisition, which represents the maximum amount of US$1.0m payable by Inmarsat III on exercise of the option and a minority interest in one of CIP’s subsidiaries. This amount will not vary materially with the results of Stratos.

Notes to the Consolidated Financial Results (continued)

4. Segment information

The Group operates primarily in two business segments being the supply of mobile satellite communications services (“MSS”) and the supply of Broadband services.

‘Other’ principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organisations.

Primary reporting format—Business segments

	2008 (audited)
(US$ in millions)	MSS	Broadband	Other	Unallocated	Total
Revenue	881.3	105.2	10.2	—	996.7

Segment result (operating profit)	346.9	10.1	2.4	(42.2)	317.2
Net interest charged to the Income Statement	—	—	—	(123.4)	(123.4)

Profit before income tax					193.8
Income tax credit					161.6

Profit for the year					355.4

Segment assets(a)	2,624.1	126.2	—	156.5	2,906.8
Segment liabilities	(300.4)	(17.8)	—	(1,654.9)	(1,973.1)
Capital expenditure(b)	(218.6)	(9.1)	—	—	(227.7)
Depreciation	(159.6)	(7.2)	—	—	(166.8)
Amortisation of intangible assets	(46.4)	(1.5)	—	—	(47.9)

(a)	Following the finalisation of the fair value review, the goodwill arising on the CIP transaction has been allocated to the MSS and Broadband segments as US$241.5m and US$29.8m, respectively.
(b)	Capital expenditure stated using accruals basis.

	2007 (as restated)
(US$ in millions)	MSS	Broadband(a)	Other	Unallocated	Total
Revenue	562.1	6.5	7.9	—	576.5

Segment result (operating profit/(loss))	210.4	(0.1)	1.0	—	211.3
Net interest charged to the Income Statement	—	—	—	(86.6)	(86.6)

Profit before income tax					124.7
Income tax expense					(28.4)

Profit for the year					96.3

Segment assets(b)	2,587.6	123.9	—	115.0	2,826.5
Segment liabilities	(235.7)	(20.8)	—	(1,836.6)	(2,093.1)
Capital expenditure(c)	(194.3)	—	—	—	(194.3)
Depreciation	(154.8)	(0.4)	—	—	(155.2)
Amortisation of intangible assets	(21.5)	(0.1)	—	—	(21.6)

(a)	The segmental information for the year ended 31 December 2007 has been reclassified to disclose the results of the broadband segment. The results of the broadband segment in the year to 31 December 2007 represent the 21 days of trading activity following the deemed acquisition of CIP on 11 December 2007. The broadband segment was previously identified as a non-reportable segment in the year to 31 December 2007 and was aggregated within the ‘Other’ non-reportable segment results.
(b)	Following the finalisation of the fair value review, the goodwill arising on the CIP transaction has been allocated to the MSS and Broadband segments as US$241.5m and US$29.8m, respectively.
(c)	Capital expenditure stated using accruals basis.

Notes to the Consolidated Financial Results (continued)

5. Net interest payable

(US$ in millions)	2008 (audited)	2007 (audited)
Interest on Senior Notes and Senior Credit Facility	(28.3)	(40.1)
Accretion of principal on Senior Discount Notes	(44.0)	(39.5)
Interest on Convertible Bond	(22.1)	(2.6)
Interest rate swaps	(4.8)	—
Pension and post-retirement liability finance costs	—	(1.3)
Unwinding of discount on deferred satellite liabilities	(2.8)	(3.3)
Amortisation of debt issue costs	(4.5)	(3.7)
Interest on CIP borrowings	(31.6)	(2.0)
Other interest	(1.0)	(0.8)

Interest payable and similar charges	(139.1)	(93.3)

Less: Amounts included in the cost of qualifying assets	0.9	—

Total interest payable and similar charges	(138.2)	(93.3)

Bank interest receivable and other interest	3.1	6.4
Interest rate swaps	—	0.3
Net discount on purchase of Stratos’ Senior Unsecured Notes	2.4	—
Pension and post-retirement liability finance gains	9.3	—

Total interest receivable and similar income	14.8	6.7

Net interest payable	123.4	86.6

6. Income tax expense

(US$ in millions)	2008 (audited)	2007 (as restated)
Current tax:
Current year	(9.4)	(13.3)
Adjustments in respect of prior periods
Recognition of finance lease and operating lease back(a)	6.8	—
Other	(2.1)	—

Total current tax expense	(4.7)	(13.3)

Deferred tax:
Origination and reversal of temporary differences
Recognition of finance lease and operating lease back(a)	211.8	—
Other	(47.4)	(24.3)
Adjustments in respect of the reduction in the Corporation Tax rate from 30% to 28%	—	9.2
Other	1.9	—

Total deferred tax credit/(expense)	166.3	(15.1)

Total income tax credit/(expense)	161.6	(28.4)

(a)	The current tax and deferred tax credits relate to a finance lease and operating leaseback transaction that was entered into in 2007. We have recorded the tax benefit in the current year as we now consider it likely that we will receive the benefit.

Notes to the Consolidated Financial Results (continued)

7. Reconciliation of movements in shareholders’ equity

(US$ in millions)	Ordinary share capital	Share premium account	Equity reserve	Other reserves	(Accumulated losses)/ retained earnings	Non-controlling interest	Total
Balance at 1 January 2007 (audited)	0.4	675.4	—	11.3	29.4	—	716.5
Attributable on combination of CIP	—	—	—	—	—	1.4	1.4
Net fair value gains – cash flow hedges	—	—	—	11.8	—	—	11.8
Transfer to carrying amount of non-financial hedged item on cash flow hedges	—	—	—	(29.7)	—	—	(29.7)
Issue of share capital	—	1.7	—	—	—	—	1.7
Recognition of equity component of Convertible Bond	—	—	56.9	—	—	—	56.9
Cancellation of deferred shares	(0.1)	—	—	0.1	—	—	—
Purchase of shares by employee benefit trust	—	—	—	(10.1)	—	—	(10.1)
Share options charge	—	—	—	4.1	—	—	4.1
Profit for the year (as restated)(a)	—	—	—	—	96.3	—	96.3
Dividends payable	—	—	—	—	(125.9)	—	(125.9)
Actuarial gains from pension and post-retirement healthcare benefits	—	—	—	—	7.3	—	7.3
Tax credited/(charged) directly to equity	—	—	—	5.1	(2.0)	—	3.1

Balance at 31 December 2007 (as restated)	0.3	677.1	56.9	(7.4)	5.1	1.4	733.4

Net fair value losses – cash flow hedges	—	—	—	(35.8)	—	—	(35.8)
Issue of share capital	—	2.5	—	—	—	—	2.5
Share options charge	—	—	—	8.1	—	—	8.1
Profit for the year	—	—	—	—	355.3	0.1	355.4
Dividends payable	—	—	—	—	(134.6)	—	(134.6)
Actuarial losses from pension and post-retirement healthcare benefits	—	—	—	—	(8.7)	—	(8.7)
Tax credited directly to equity	—	—	—	9.9	3.5	—	13.4

Balance at 31 December 2008 (audited)	0.3	679.6	56.9	(25.2)	220.6	1.5	933.7

(a)	2007 profit for the year has been restated by US$0.3m to reflect the revised depreciation and amortisation charge following the final fair value allocation of Stratos’ assets which were acquired by CIP Canada on 11 December 2007.

Notes to the Consolidated Financial Results (continued)

8. Net borrowings

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	As at 31 December 2008 (audited)			As at 31 December 2007 (audited)
(US$ in millions)	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
Current:
Bank overdrafts	1.8	—	1.8	—	—	—
Deferred satellite payments	10.2	—	10.2	12.1	—	12.1
Senior Credit Facility	190.0	—	190.0	70.0	—	70.0
Stratos’ Senior Credit Facility	2.3	—	2.3	11.5	—	11.5
Stratos’ Mortgage obligation	0.1	—	0.1	0.1	—	0.1

Total current borrowings	204.4	—	204.4	93.7	—	93.7

Non-current:
Senior Credit Facility	200.0	(0.6)	199.4	250.0	(1.1)	248.9
Senior Discount Notes	450.0	(6.2)	443.8	406.7	(7.3)	399.4
— Accretion of principal	—	—	—	5.3	—	5.3
Senior Notes	163.7	(5.5)	158.2	218.8	(7.2)	211.6
Premium on Senior Notes	0.7	—	0.7	0.9	—	0.9
Deferred satellite payments	31.2	—	31.2	40.3	—	40.3
Convertible Bond	246.4	(4.4)	242.0	229.4	(5.1)	224.3
— Accretion of principal	2.1	—	2.1	2.0	—	2.0
Stratos’ Senior Credit Facility	209.2	(3.4)	205.8	211.3	(4.3)	207.0
Stratos’ Mortgage obligation	0.2	—	0.2	0.4	—	0.4
Stratos’ Senior Unsecured Notes	92.3	(5.5)	86.8	150.0	(6.6)	143.4

Total non-current borrowings	1,395.8	(25.6)	1,370.2	1,515.1	(31.6)	1,483.5

Total Borrowings	1,600.2	(25.6)	1,574.6	1,608.8	(31.6)	1,577.2

Cash and cash equivalents	(156.4)	—	(156.4)	(115.0)	—	(115.0)

Net Borrowings	1,443.8	(25.6)	1,418.2	1,493.8	(31.6)	1,462.2

9. Acquisitions

On 11 December 2007, CIP Canada, a wholly-owned subsidiary of CIP UK, acquired the entire issued share capital of Stratos, Inmarsat Core’s1 largest distribution partner, for a consideration of $294.0m Canadian dollars (US$263.3m).

On the same date, Inmarsat III, a wholly-owned subsidiary of Inmarsat plc, provided a loan for the full consideration paid and associated fees to CIP UK to fund the acquisition (“Transaction”) by its wholly-owned subsidiary CIP Canada. The Loan Facility has a 10 year term and bears interest at 5.75% per annum until 31 December 2010 (on a Pay In Kind basis to 14 April 2009) and 11.5% per annum thereafter, and is secured by means of a right of sale pledge over CIP Limited’s 100% shareholding in CIP UK.

On the same date, CIP Limited granted Inmarsat III an option to acquire the entire issued share capital of CIP UK. The Call Option is only exercisable after 14 April 2009, when certain of Inmarsat’s distribution agreements expire, and terminates on 31 December 2010. The Call Option is exercisable for a payment of between US$750,000 and US$1.0m. Following the acquisition of Stratos by CIP Canada, and until such time as a decision is made to exercise the Call Option, Inmarsat Core1 has no control over the financial and operating policies of Stratos and it is expected to continue its current operations and business as usual.

Although Inmarsat Core1 does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends of CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities (“SPE”)) the Group is required to consolidate the financial results of CIP UK, as it meets the SIC12/IAS 27 definition of a SPE given that the Group is deemed to bear the residual risks and economic benefits of CIP UK by virtue of the combination of the Loan Facility and the Call Option.

The Group has accounted for the combination of Inmarsat Core1 and CIP using the purchase method of accounting in accordance with IFRS 3, ‘Business Combinations’. Results of operations for CIP have been included in the consolidated income statements for the Group for the year to 31 December 2008 and the period 11 December 2007 to 31 December 2007.

The purchase price was allocated to assets and liabilities on a provisional basis for the year ended 31 December 2007. No fair value adjustments were made to the book values of assets and liabilities under that provisional basis.

During the year ended 31 December 2008, the allocation of the purchase consideration was finalised. As a result of this review, goodwill decreased by US$136.0m. The decrease reflects the recognition of identifiable intangible assets of US$197.7m, an uplift to tangible assets of US$1.0m, a corresponding deferred tax liability of US$59.6m and additional capitalised costs of US$3.1m.

1	Inmarsat plc and its subsidiaries excluding CIP

The final allocation of the purchase consideration to the net assets and liabilities of CIP is as follows:

(US$ in millions)	Book value and provisional fair value	Final fair value adjustments	Final fair value
Net assets acquired:
Intangible assets(a)	71.8	197.7	269.5
Property, plant and equipment(b)	123.8	1.0	124.8
Investments	6.8	—	6.8
Derivative financial instruments	0.3	—	0.3
Other receivables	1.0	—	1.0

Total non-current assets	203.7	198.7	402.4
Cash and cash equivalents	56.0	—	56.0
Trade and other receivables	163.7	—	163.7
Inventories	11.2	—	11.2
Derivative financial instruments	0.2	—	0.2

Total current assets	231.1	—	231.1
Borrowings	(2.4)	—	(2.4)
Trade and other payables(c)	(148.4)	—	(148.4)
Current income tax liabilities	(8.2)	—	(8.2)
Derivative financial instruments	(1.0)	—	(1.0)

Total current liabilities	(160.0)	—	(160.0)
Borrowings	(359.9)	—	(359.9)
Other payables	(4.0)	—	(4.0)
Provisions(c)	(11.7)	—	(11.7)
Deferred income tax liabilities(d)	(23.9)	(59.6)	(83.5)

Total non-current liabilities	(399.5)	(59.6)	(459.1)
Identifiable net assets	(124.7)	139.1	14.4
Goodwill(e)	407.3	(136.0)	271.3

	282.6	3.1	285.7

Represented by:
Consideration	293.0	—	293.0
Less: hedge accounting gains	(29.7)	—	(29.7)
Directly attributable costs(f)	17.9	3.1	21.0
Non-controlling interests	1.4	—	1.4

	282.6	3.1	285.7

(a)	The increase in intangible assets consists of US$16.8m of trade names, US$18.4m of internally developed technology and US$162.5m of customer relationships which are to be amortised over their useful lives of ten, five and twelve years respectively.
(b)	The value of property, plant and equipment has been increased to reflect their depreciated replacement costs.
(c)	US$1.0m of CIP’s pension liabilities has been reclassified from trade and other payables to pension provisions.
(d)	The adjustment to deferred income tax liabilities reflects the deferred tax arising as a result of the fair value adjustments discussed above.
(e)	Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.
(f)	An increase in directly attributable costs is as a result of the completion of the Transaction and finalisation of the associated costs.

1	Inmarsat plc and its subsidiaries excluding CIP

10. Dividends

(US$ in millions)	2008 (audited)	2007 (audited)
Final dividend for the year ended 31 December 2007 of 17.33 cents (US$) (2006: 16.00 cents (US$)) per share	79.1	73.1
Interim dividend for the year ended 31 December 2008 of 12.13 cents (US$) (2007: 11.55 cents (US$)) per share	55.5	52.8

Total dividend paid	134.6	125.9

On 23 May 2008, the Company paid a final dividend of 17.33 cents (US$) per ordinary share in respect of the year ended 31 December 2007. On 24 October 2008, the Company paid an interim dividend of 12.13 cents (US$) per ordinary share in respect of the year ended 31 December 2008.

The Inmarsat plc Board of Directors intends to recommend a final dividend of 18.20 cents (US$) per ordinary share in respect of the year ended 31 December 2008 to be paid on 29 May 2009 to ordinary shareholders on the Register at the close of business on 15 May 2009. Shareholders will be asked to approve the final dividend payment at the Annual General Meeting to be held on 5 May 2009. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. In accordance with IAS 10, this final dividend has not been recorded as a liability in the financial statements at 31 December 2008. The total dividend paid and proposed for the year ended 31 December 2008 equals 30.33 cents (US$) per ordinary share, a 5.0% increase over 2007, and amounts to US$139.2m.

11. Earnings per share

The basic and diluted earnings per share are based on a weighted average number of ordinary shares in issue of 457,852,525 and potentially in issue of 483,678,593, respectively (2007: 456,825,077 and 463,088,638). The increase in the weighted average number of diluted ordinary shares in issue is predominantly due to the effect of a Convertible Bond that was issued on 16 November 2007. Holders of the Convertible Bond have the right to convert their holdings into an aggregate total of 22,664,251 ordinary shares, subject to adjustments in line with customary anti-dilution provisions. At 31 December 2008, there were a total of 459,048,648 (2007: 457,486,883) ordinary shares in issue.

Adjusted earnings per share

The basic and diluted earnings per share have been adjusted to exclude the tax credit of US$218.6m associated with the finance lease and operating leaseback transaction (see note 6).

(US$ in millions)	2008 (audited)	2007 (audited)
Earnings attributable to equity holders of the Company	355.3	96.3
Tax credit – finance lease and operating leaseback	(218.6)	—

Adjusted earnings attributable to equity holders of the company	136.7	96.3

1	Inmarsat plc and its subsidiaries excluding CIP

12. Contingent liabilities / Contingent assets

During 2007, an assessment was made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be in the region of £10.0m – £12.0m (US$14.4m – US$17.3m, based on the 31 December 2008 exchange rate between the US dollar and Pounds Sterling). We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

Other than the issue discussed above, there were no material contingent assets or liabilities at 31 December 2008.

1	Inmarsat plc and its subsidiaries excluding CIP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: March 12, 2009	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: March 12, 2009	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer